UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 21, 2022

(Date of Report)

Multi-Housing Income REIT, Inc.

(Exact name of registrant as specified in its charter)

Maryland	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway, Suite 320, Austin, TX	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Acquisition of Additional Interest

The Company has purchased an additional equity stake in The Jax Apartments of San Antonio. This follow-on investment has significantly increased the REIT’s position in the growing San Antonio multifamily market.

Name of Project Entity	The Jax Apartments
Type of Entity	Limited Partnership
State of Formation	Delaware
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project	● Multifamily property
Entity’s Real Estate	● 322 units
Project	● Currently 92.5% occupied
Location of Project	12222 Vance Jackson Rd San Antonio, TX 78230
Nature of Company’s Interest in Project Entity	Partnership Interest
Amount of Actual or Anticipated Investment	$534,500 Actual
Fees and Compensation to Sponsor	Acquisition, Asset Management, Construction Management, Property Management, Utility Billing Management
Distributions to Sponsor	In accordance with provisions in the Partnership Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 21, 2022.

MULTI-HOUSING INCOME REIT, INC.
DBA Upside Ave

By:	Casoro Capital Partners, LLC

By:	/s/ Yuen Yung
Yuen Yung
Chief Executive Officer

DATED: April 21, 2022

2